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				  EXHIBIT 11.1

			 CORCOM, INC. AND SUBSIDIARIES

		    COMPUTATION OF INCOME (LOSS) PER SHARE

	       for the years ended December 31, 1995, 1994 and 1995

		 (Amounts in thousands except per share information)


						   1995       1994       1993
Common and common equivalent shares:
  Average shares outstanding                       3,686      3,570     3,560
  Additional shares assuming exercise of dilutive
    stock options, based on the treasury stock
    method using average market price                181        150

Average number of common and common
    equivalent shares                              3,867      3,720     3,560

Net income (loss)                                 $2,786     $1,243   $(2,047)

Net income (loss) per common and common
   equivalent share                              $   .72    $   .33 $    (.58)

Net income (loss) per common and common
     equivalent share, assuming full dilution:
    Average shares outstanding                     3,686      3,570     3,560
    Additional shares assuming exercise of
     dilutive stock options, based on the
     treasury stock method using the period-end
     price if higher than the average market price   209        152

Fully diluted average number of common
     and common equivalent shares                  3,895      3,722     3,560

Net income (loss)                                 $2,786     $1,243   $(2,047)

Net income (loss) per common and common
   equivalent share                             $    .72     $  .33   $  (.58)

Note: Common equivalent shares were not considered in the 1993 computations since they would have been anti-dilutive. They were, however, taken into account for 1994.
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